Exhibit (a)10
                           For Immediate Release

                     NEW PLATO ACQUISITION COMPLETES TENDER OFFER FOR
                         NOVACARE EMPLOYEE SERVICES


      (King of Prussia, PA, October 19, 1999) - New Plato Acquisition, Inc. announced today that it has accepted for purchase and payment, pursuant to its tender offer for all of the outstanding shares of the common stock of NovaCare Employee Services, Inc. ("NovaCare") at $2.50 per share net to the seller in cash, all shares of NovaCare common stock which were validly tendered and not withdrawn as of the expiration of its tender offer at 12:00 midnight, New York City time, on October 18, 1999. Approximately 29,215,568 shares, or 96.5% of the total issued and outstanding NovaCare shares, were validly tendered pursuant to the tender offer and not withdrawn.

      The tender offer will be followed by a merger of New Plato Acquisition with and into NovaCare. Pursuant to such merger, those NovaCare stockholders who did not tender their shares in the tender offer and who do not seek appraisal of their shares pursuant to applicable provisions of Delaware law will have their shares converted into the right to receive $2.50 per share net to each stockholder in cash upon due presentation of certificates representing their shares to The Bank of New York, the Depositary for the tender offer.



      CONTACT:
      Alan Miller or Jennifer Shotwell
      Innisfree M&A Incorporated
      212-750-5833